# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIRWA INC., CIK 0001674440
CUSIP: 831445408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977
Date of event which requires filing of this statement: 10/23/2025
Amends the filing with accession number 0001493152-25-023769
Filed by CIK 0002047853
Persons authorized to receive notices and communications: Hongyu Zhou, Room 3212, Tower 1, The Gateway, Harbour City 25 Canton Road, Kowloon, Hong Kong (K3), 00000, 1 (646) 453-0678

## Reporting persons
- Hongyu Zhou (CIK 0002047853): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: subject company funds (SC); sole voting power 162,552; shared voting power 0; sole dispositive power 162,552; shared dispositive power 0; aggregate amount beneficially owned 162,552 (0.86% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: AIRWA INC.
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D first filed with the Securities and Exchange Commission on November 17, 2025 (the "Schedule 13D"), and is filed by Hongyu Zhou, with respect to the common stock, par value $0.001 per share (the "Common Stock"), of AiRWA INC. (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The Reporting Person owns 162,552 shares of Common Stock (8,127,572 shares of Common Stock before giving effect to the 1-for-50 reverse stock split effected on October 27, 2025), representing approximately 0.86% of the outstanding class.
Residence or business address:
Sole power to vote or direct the vote - 162,552 votes

Shared power to vote or direct the vote - 0 votes

Sole power to dispose or direct the disposition - 162,552 votes

Shared power to dispose of direct the disposition - 0 votes
Present principal occupation or employment: None.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: As disclosed by the Issuer in an October 23, 2025 Current Report on Form 8-K, following certain issuances of Common Stock, the Issuer had 18,981,324 shares of Common Stock outstanding (949,066,180 shares of Common Stock before giving effect to the 1-for-50 reverse stock split effected on October 27, 2025) so, as of that date, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

## Signatures
- Hongyu Zhou: /s/ Hongyu Zhou, Hongyu Zhou (11/17/2025)